CUSIP No. 053431 10 2              13D                        Page 1 of 17 Pages



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AVALON COMMUNITY SERVICES, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 053431  10  2
                                 (CUSIP NUMBER)

                                JAMES P. WILSON
                            RSTW PARTNERS III, L.P.
                                5847 SAN FELIPE
                                   SUITE 4350
                              HOUSTON, TEXAS 77057

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             SEPTEMBER 16, 1998
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053431  10  2              13D                      Page 2 of 17 Pages


                             CUSIP No.  053431 10 2

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RSTW Partners III, L.P.
         76-0536454

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)     [ ]
                                                                                              (b)     [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                             NUMBER OF SHARES BENEFICIALLY   7.      SOLE VOTING POWER                 1,622,448
                            OWNED BY EACH REPORTING PERSON
                                         WITH                8.      SHARED VOTING POWER               -0-

                                                             9.      SOLE DISPOSITIVE POWER            1,622,448

                                                             10.     SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,622,448

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14.      TYPE OF REPORTING PERSON*

         PN

CUSIP No. 053431  10  2              13D                      Page 3 of 17 Pages



                             CUSIP No.  053431 10 2

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Don K. Rice

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)     [ ]
                                                                                              (b)     [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States

                             NUMBER OF SHARES BENEFICIALLY   7.      SOLE VOTING POWER                 1,622,448
                            OWNED BY EACH REPORTING PERSON
                                         WITH                8.      SHARED VOTING POWER               -0-

                                                             9.      SOLE DISPOSITIVE POWER            1,622,448

                                                             10.     SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,622,448

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14.      TYPE OF REPORTING PERSON*

         IN

CUSIP No. 053431  10  2              13D                      Page 4 of 17 Pages


                             CUSIP No.  053431 10 2

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey P. Sangalis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)     [ ]
                                                                                              (b)     [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States

                             NUMBER OF SHARES BENEFICIALLY   7.      SOLE VOTING POWER                 1,622,448
                            OWNED BY EACH REPORTING PERSON
                                         WITH                8.      SHARED VOTING POWER               -0-

                                                             9.      SOLE DISPOSITIVE POWER            1,622,448

                                                             10.     SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,622,448

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14.      TYPE OF REPORTING PERSON*

         IN

CUSIP No. 053431  10  2              13D                      Page 5 of 17 Pages


                             CUSIP No.  053431 10 2

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey A. Toole

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)     [ ]
                                                                                              (b)     [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States

                             NUMBER OF SHARES BENEFICIALLY   7.      SOLE VOTING POWER                 1,622,448
                            OWNED BY EACH REPORTING PERSON
                                         WITH                8.      SHARED VOTING POWER               -0-

                                                             9.      SOLE DISPOSITIVE POWER            1,622,448

                                                             10.     SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,622,448

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14.      TYPE OF REPORTING PERSON*

         IN

CUSIP No. 053431  10  2              13D                      Page 6 of 17 Pages


                             CUSIP No.  053431 10 2

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James P. Wilson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)     [ ]
                                                                                              (b)     [x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States

                             NUMBER OF SHARES BENEFICIALLY   7.      SOLE VOTING POWER                 1,622,448
                            OWNED BY EACH REPORTING PERSON
                                         WITH                8.      SHARED VOTING POWER               -0-

                                                             9.      SOLE DISPOSITIVE POWER            1,622,448

                                                             10.     SHARED DISPOSITIVE POWER          -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,622,448

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         34.8%

14.      TYPE OF REPORTING PERSON*

         IN

CUSIP No. 053431  10  2            13D                        Page 7 of 17 Pages


ITEM 1.          SECURITY AND ISSUER

         The class of securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Avalon Community Services, Inc., a Nevada corporation (the "Issuer"), the principal executive offices of which are located at 13401 Railway Drive, Oklahoma City, Oklahoma 73157.

ITEM 2.          IDENTITY AND BACKGROUND

         1. (a) - (c), (f) This statement is being filed on behalf of RSTW Partners III, L.P., a Delaware limited partnership ("RSTW"). RSTW is engaged in the principal business of acquiring and holding securities for investment purposes. The principal offices of RSTW is located at 5847 San Felipe, Suite 4350, Houston, Texas 77057. RSTW has entered into the Shareholder Agreement (as defined herein) with the Issuer and certain other security holders of the Issuer that, while RSTW holds any securities of the Issuer, requires such security holders, at any election or removal of directors, to vote any voting securities of the Issuer held by such security holders: (i) for the election of one nominee of RSTW to the board of directors of the Issuer (the "RSTW Nominee"), and (ii) against the removal of the RSTW Nominee. The board of directors of the Issuer currently has five members, including the RSTW Nominee. Other than the voting agreement regarding the RSTW Nominee described above, neither RSTW nor any of its affiliates has any authority to vote or dispose of any securities of the Issuer held by any party other than RSTW.
                 As a result, RSTW does not believe that it is a member of a group, as contemplated by Rule 13d-3, with any other security holder of the Issuer. For additional information regarding the Shareholder Agreement, see Item 4 and Item 6.

                 (d)      None.

                 (e)      None.

         2.      (a)      Enumerated Persons:

                          RSTW Management, L.P., a Delaware limited partnership, is the general partner of RSTW, and is engaged in the principal business of serving as RSTW's general partner and providing management and consulting services to RSTW. Rice Mezzanine Corporation, a Texas corporation, is the general partner of RSTW Management, L.P., and is engaged in the principal business of being RSTW Management, L.P.'s general partner and providing management and consulting services to RSTW Management, L.P. and other entities. The principal offices of RSTW Management, L.P. and Rice Mezzanine Corporation are located at 5847 San Felipe, Suite 4350, Houston, Texas 77057. Other than RSTW Management, L.P. and Rice Mezzanine Corporation, there are no other persons for whom

CUSIP No. 053431  10  2               13D                     Page 8 of 17 Pages


                          information is required to be given by General Instruction C to Schedule 13D with respect to RSTW.

                          The executive officers and directors of Rice
                          Mezzanine Corporation are as follows:

                          Name                              Position
                          ----                              --------
                          Don K. Rice                       Director, Managing Director, President,
                                                            Secretary and Treasurer

                          Jeffrey P. Sangalis               Director, Managing Director, Vice President
                                                            and Assistant Secretary

                          Jeffrey A. Toole                  Director, Managing Director, Vice President
                                                            and Assistant Secretary

                          James P. Wilson                   Director, Managing Director, Vice President
                                                            and Assistant Secretary

                  (b) The address of each of the enumerated executive officers and directors is the principal offices of Rice Mezzanine Corporation.

                  (c) The principal employment, name of employer and principal business of each of the enumerated Rice Mezzanine Corporation's executive officers and directors are as follows: Messrs. Rice, Sangalis, Toole and Wilson are employed at Rice Mezzanine Corporation in the capacities described above.



                  (d)     None for any of the enumerated persons.



                  (e)     None for any of the enumerated persons.



                  (f) Each of the individual enumerated persons is a citizen of the United States.

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSON AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Beneficial ownership of the reported securities was acquired by RSTW through the utilization of working capital derived from contributions of capital by its partners and in consideration for an investment in the Issuer as more fully described in Item 4.

CUSIP No. 053431  10  2               13D                     Page 9 of 17 Pages


ITEM 4.           PURPOSE OF TRANSACTION

         RSTW acquired its shares of the Common Stock for investment purposes. Pursuant to a certain Stock Purchase Agreement, dated as of September 16, 1998, by and between Issuer and RSTW (the "Stock Agreement"), RSTW agreed to purchase 1,622,448 shares of Common Stock (the "Shares") for a purchase price of Five Million and No/100 dollars ($5,000,000). The Stock Agreement is attached hereto as Exhibit 1.

         The Stock Agreement provides, among other things, that pursuant to
Section 2.07(b) any time the Issuer issues any shares of Common Stock to any holder of Permitted Stock, as set out in Schedule 1 to the Stock Agreement (the "Permitted Stock"), upon the exercise of any options or warrants constituting Permitted Stock, the Issuer will issue to RSTW additional shares of Common Stock in an amount equal to 25% of the Common Stock so issued to such holder of Permitted Stock (on a fully diluted basis), but only to the extent the shares of Common Stock so issued to such holder of the Permitted Stock were not included in the fully diluted share calculation on September 16, 1998 (the "Closing Date"). Each new additional share of Common Stock so issued by the Issuer to RSTW pursuant to this provision shall be issued to RSTW for a purchase price of $.001 per share. In addition, the number of Shares held by RSTW may also be subject to further adjustment pursuant to Section 2.07 of the Stock Agreement.

         RSTW has also been granted the right pursuant to Section 4.11 of the Stock Agreement to designate, by written notice, one person to serve as a member of the Issuer's board of directors at all times during which RSTW is a holder of all or any portion of the $10,000,000 Senior Subordinated Note issued by the Issuer to RSTW pursuant to a certain Note Purchase Agreement, dated as of September 16, 1998, by and among the Issuer, Southern Correction Systems, Inc., an Oklahoma corporation, and RSTW (the "Note Agreement"), or is a holder of any capital stock, including the Shares, warrants or other equity interest in the Issuer.

         Pursuant to Section 4.04(b) of the Stock Agreement, the Issuer must obtain the prior written consent of RSTW to declare or make any dividends or distributions of its cash, stock, property or assets or redeem, retire, purchase or otherwise acquire, directly or indirectly, any of the Capital Stock (as defined in the Stock Agreement) of the Issuer or the capital stock or securities of any of its Affiliates, subject to certain exceptions.

         In connection with the Stock Agreement, the Issuer, RSTW and Donald E. Smith and Jerry M. Sunderland (each a "Shareholder" and, collectively, the "Shareholders") entered into a certain Shareholder Agreement, dated as of September 16, 1998 (the "Shareholder Agreement"), attached hereto as Exhibit 2. Pursuant to Section 2.01 of the Shareholder Agreement, the Issuer has granted, among other things, to each Holder (as defined in the Stock Agreement) the preemptive right to purchase, pro rata, all or any part of any New Securities (as defined in the Stock Agreement) that the Issuer may, from time to time, propose to sell or issue.

         The Issuer, pursuant to Article IV of the Shareholder Agreement, has granted to each Holder an option to sell to the Issuer, and the Issuer is obligated to purchase from each Holder under such option (the "Put Option"), all (or such portion as is designated by any such Holder

CUSIP No. 053431  10  2               13D                    Page 10 of 17 Pages


pursuant to Section 4.03 of the Shareholder Agreement ) of the Shares plus any other shares of Capital Stock issued to any Holder from time to time pursuant to Section 2.07 of the Stock Agreement as a result of owning the Shares (the "Put Shares"). The Put Option will be effective at any time or times after the earlier to occur of (i) the fifth anniversary of the date of the Shareholder Agreement, or (ii) at any time or times after the occurrence of any of the events listed in any of clauses (a), (b), (c) or (d) below and will terminate upon the closing of a Qualified Secondary Public Offering (as defined in the Stock Agreement) (the "Put Option Period"):

                 (a) the payment or prepayment of all indebtedness, liabilities and obligations owing by the Issuer to RSTW under the Note Agreement (other than from the proceeds of a Qualified Secondary Public Offering);

                 (b) a Change of Control, which shall be deemed to have occurred at such times as: (a) any person, or two or more persons acting in concert (other than RSTW and its affiliates and Donald E. Smith), directly or indirectly acquire beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 25% or more of the outstanding shares of securities of the Issuer or any subsidiary of the Issuer (excluding any acquisitions of securities arising from the conversion of the Convertible Notes (as defined in the Stock Agreement) of the Issuer or the issuance or exercise of options, warrants or securities constituting Permitted Stock; or (b) the Issuer ceases to own, free and clear of all liens other than certain permitted liens, all of the outstanding capital stock of Southern Corrections Systems, Inc.; or (c) Donald E. Smith shall cease to directly own and control any capital stock of the Issuer owned by him on the Closing Date (other than any shares of capital stock that he is permitted to transfer pursuant to Section 5.01(i), (ii), (iii) or (v) of the Shareholder Agreement); or (d) Donald E. Smith ceases to be employed as Chief Executive Officer of the Company.

                 (c) a merger, consolidation, share exchange, or similar transaction involving the Issuer and one or more persons or a sale in one or more related transactions of all or a substantial portion of the assets, business, or revenue or income generating operations of the Issuer or any substantial change in the type of business conducted by the Issuer, or

                 (d) after the occurrence and during the continuance of an Event of Default (as defined in the Note Agreement) pursuant to Sections 8.1(a), (b), (f) or (h) of the Note Agreement or any failure of the Issuer in any material respect to perform any of its obligations under the Shareholder Agreement or the Stock Agreement; provided, however, that the Put Option Period will continue with respect to such Event of Default or other failure, even after the same has been cured, if notice of exercise of the Put Option by such Holder is provided pursuant to Article IV of the Shareholder Agreement during the continuance of such Event of Default or such other failure, as the case may be; provided further, however, that any such Put Option Period will cease to continue with respect to any such Event of Default or other failure if the Holders have waived in writing such Event of Default or other failure.

CUSIP No. 053431  10  2              13D                     Page 11 of 17 Pages


         In the event that any Holder exercises the Put Option as described in the previous paragraph, the price (the "Put Price") to be paid to each such Holder will be cash (denominated in U.S. Dollars) in the sum of the amount determined by multiplying (a) the Fair Market Value (as defined in the Stock Agreement) per share of Common Stock as of the end of the month immediately preceding the date notice is given of the exercise of the Put Option pursuant to Section 4.03 of the Shareholder Agreement, times (b) the number of Put Shares for which the Put Option is being exercised by such Holder.

         Pursuant to Article VII of the Shareholder Agreement, the Shareholder irrevocably covenants and agrees to vote, or give or withhold consent with respect to, all shares of Capital Stock now owned or later acquired by them, all in accordance with the terms of Article VII. The agreement to vote contained in Article VII will expire on the earlier to occur of (a) the day prior to maximum period permitted under applicable law or (b) the date RSTW or its Affiliates cease to hold the Shares. Pursuant to Section 7.02 of the Shareholder Agreement, so long as the provisions of this Article VII remain in effect, the Shareholders will, at the request of RSTW, vote, or give or withhold consent with respect to, all shares of Capital Stock now owned or later acquired by them so that at all times an individual designated by RSTW or its designee will be a member of the board of directors of the Issuer in accordance with Section 4.11 of the Stock Agreement and Section 6.21 of the Note Agreement; provided, however, that RSTW does not have any obligation to designate or cause any individual to serve on the board of directors of the Issuer. No director designated by RSTW or its designee may be removed without the consent of RSTW. RSTW may, at any time, terminate its rights under Article VII of the Shareholder Agreement by providing written notice of such termination to the Issuer.

         The above transactions and the funds received by the Issuer pursuant to the Stock Agreement, in conjunction with the Note Agreement, will facilitate and allow the Issuer to achieve the following endeavors: (i) to assist in funding the Issuer's construction, reconstruction and/or expansion of its community correctional and juvenile facilities, (ii) to repay certain existing indebtedness of the Issuer, (iii) to assist in the acquisition of certain permitted acquisitions under the Note Agreement, and (iv) to provide general working capital to the Issuer and its Subsidiaries (the "Use of the Proceeds").

         RSTW is engaged in the principal business of acquiring and holding securities for investment purposes. The above transaction was entered into by RSTW for investment purposes in order to facilitate the Issuer's Use of the Proceeds. The described transactions have provided RSTW with the right to designate, as described above, a person to serve on the board of directors of the Issuer, and the right to sell to the Issuer and the obligation of the Issuer to purchase the Put Shares held by RSTW.

         Except as described above, RSTW has no plans or proposals to:

         (a) acquire additional securities of the Issuer or to dispose of any securities of the Issuer;

CUSIP No. 053431  10  2               13D                    Page 12 of 17 Pages


         (b) enter into, or cause the Issuer or any of its subsidiaries to enter into, any extraordinary corporate transactions, other than that the Issuer plans to seek the acquisition of community correctional or juvenile facilities or operations, whether by an asset or stock purchase or otherwise, as permitted by the Note Agreement, as a means of expanding its business;

         (c) enter into or cause the Issuer or any of its subsidiaries to sell or transfer a material amount of its assets;

         (d) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

         (e) change the present capitalization or dividend policy of the Issuer except as described above;

         (f) make any other material change in the Issuer's business or corporate structure;

         (g) make any change in the issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     any action similar to those described above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         The Shareholder Agreement requires, while RSTW holds any securities of the Issuer, Donald E. Smith and Jerry M. Sunderland (collectively, the "Shareholders"), at any election or removal of directors, to vote any voting securities of the Issuer held by the Shareholders: (i) for the election of the RSTW Nominee, and (ii) against the removal of the RSTW Nominee. The board of directors of the Issuer currently has five members, including the RSTW Nominee. Other than the voting agreement regarding the RSTW Nominee described above, neither RSTW nor any of its affiliates has any authority to vote or dispose of any securities of the Issuer held by any party other than RSTW. As a result, RSTW does not believe that it is a member of a group, as contemplated by Rule 13d-3, with any other security holder of the Issuer.

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock that was issued to RSTW.

CUSIP No. 053431  10  2                 13D                  Page 13 of 17 Pages



RSTW Partners III, L.P.                         Shares of Common Stock
 (a)      Beneficial Ownership:                    1,622,448/(1)/
          Percentage Ownership:                    34.8%/(2)/

 (b)      Sole Voting Power:                       1,622,448
          Shared Voting Power:                     -0-
          Sole Disposition Power:                  1,622,448
          Shared Disposition Power:                -0-

The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through RSTW.

          (1) RSTW Management, L.P., as the general partner of RSTW, and Rice Mezzanine Corporation as the general partner of RSTW Management, L.P., may be deemed to beneficially own the Common Stock.

          (2) The total number of outstanding shares of Common Stock as reported in Stock Agreement (as of September 16, 1998) by the Issuer was 3,041,880. After the issuance of the 1,622,448 shares of Common Stock to RSTW on September 16, 1998 by the Issuer, the total number of outstanding shares of Common Stock of the Issuer was 4,664,328.

(c) No transactions in the capital stock of the Issuer were undertaken by RSTW during the sixty days preceding the date of this filing except as described above at Item 4.

(d)      None.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.  The Stock Agreement includes provisions that:

         (i) the Issuer will not by any action, including, without limitation, amending, or permitting the amendment of, the charter documents, by-laws, or similar instruments of the Issuer as through reorganization, reclassification, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities, or any other similar voluntary action, avoid or seek to avoid the observance or performance of any terms of the Stock Agreement or the Shares;

         (ii) except for preferred stock issued by the Issuer for Fair Market Value to any Person to pay all or part of the purchase price of any permitted acquisition under the Note Agreement, the Issuer will not issue any Capital Stock other than Common Stock and

CUSIP No. 053431  10  2                13D                   Page 14 of 17 Pages


         Common Stock Equivalents, and will not permit any subsidiary of the Issuer to issue Capital Stock (other than the shares of Capital Stock owned, directly or indirectly, by the Company on the Closing Date);

         (iii) the Issuer warrants and represents that it will not during the term of the Stock Agreement and the Shareholder Agreement enter into any agreement, arrangement, or understanding involving the Issuer or any shareholder of the Issuer, other than the Stock Agreement, the Shareholder Agreement, and the documents contemplated thereby, modifying, restricting, or in any way affecting the rights of any securities holder to vote securities of the Issuer;

         (iv) prohibit action by the Issuer to amend or modify its articles of incorporation or bylaws in a way that would adversely affect the rights of the Holders of the Shares or alter the duties and obligations of the Issuer under the Stock Agreement or the Shareholder Agreement without the prior written consent of the Holders of the Shares;

         (v) prohibit the sale, lease or other transfer of the Issuer's assets or operations (other than inventory in the ordinary course of business and other assets reasonably and in good faith determined by the Issuer to be obsolete or no longer necessary to the Issuer), without the consent of the Holders of the Shares;

         (vi) prohibit the Issuer from entering into any new business or acquiring any substantial business operation or assets (through a stock or asset purchase or otherwise) without the consent of the Holders of the Shares;

         (vii) prohibit the Issuer from entering into transactions with its directors, officers, employees or shareholders, or their affiliates or relatives, except on terms that the Holders of the Shares deem fair and reasonable;

         (viii) except for certain permitted acquisitions, prohibit the Issuer from acquiring debt or equity interests in any Person or establish or acquire a subsidiary or make any additional capital contribution or purchase any additional equity in any subsidiary or make any advance or loans to any subsidiary or transfer any technology or assets to any subsidiary without the consent of the Holders of the Shares;

         (ix) prohibit modifications to the employment agreements of certain key employees without the consent of the Holders of the Shares;

         (x) prohibit the Issuer from issuing or selling or otherwise disposing of its Capital Stock or Capital Stock of any subsidiary (except for Permitted Stock or pursuant to the Stock Agreement, the Shareholder Agreement or the Convertible Note Agreement), or dissolving or liquidating, or effecting any consolidation or merger involving the Issuer or any Subsidiary or any reclassification, corporate reorganization, stock split or reverse stock split, or other change of any class of Capital Stock without the prior written consent of the Holders of the Shares; and

CUSIP No. 053431  10  2                13D                   Page 15 of 17 Pages


         (xi) prohibit the Issuer from increasing the amounts of benefits payable under any benefit plan, or increasing beyond the amounts permitted pursuant to the Note Agreement, the aggregate amount of salary and any other direct or indirect remuneration paid or accrued by the Issuer during any fiscal year to any of its officers, directors, affiliates or security holders without the prior written consent of the Holders of the Shares.

The Shareholder Agreement includes provisions that:

         (i) require that the Holders of the Shares be paid a dilution fee to the extent that dividends are paid on Capital Stock of the Issuer while any Holder beneficially owns any Shares;

         (ii) pursuant to Article V of the Stockholder Agreement, the Shareholders have agreed that in the event that any Shareholder intends to sell or transfer, directly or indirectly, any shares of any class of Capital Stock held by it to any Person, each Holder will have the right to participate in such sale or transfer in the terms set forth in Article V of the Shareholder Agreement, subject to certain exceptions set out in Section 5.01 of the Shareholder Agreement;

         (iii) pursuant to Section 5.02 of the Shareholder Agreement, the Shareholder is prohibited from selling or transferring any shares of Capital Stock unless the transferee of such Capital Stock first agrees in writing to be bound by the same terms and conditions that apply to the Shareholder under the Shareholder Agreement and the Shareholder before selling or transferring any of its Capital Stock must comply with certain provisions set out in Section 5.02(a), (b), (c) and (d) of the Shareholder Agreement;

         (iv) pursuant to Section 5.03 of the Stockholder Agreement, the Shareholder in conjunction with any sale or transfer of its Capital Stock to a Related Party must require that such Related Party first agrees to assume the obligations of the Shareholder under the Shareholder Agreement with respect to the shares of Capital Stock thereby acquired by it and to be bound by the same terms and conditions that apply to the Shareholder under the Shareholder Agreement and the Stock Agreement;

         (v) pursuant to Section 5.04 of the Shareholder Agreement, the Shareholder is prohibited from selling, pledging or otherwise disposing of any of its Capital Stock to any Person unless permitted by Section 5.01(i), (ii), (iii), (iv) or (v) or 5.03 of the Shareholder Agreement;

         (vi) pursuant to Article VI of the Shareholder Agreement, the Holders have been granted certain registration rights and exchange rights under certain circumstances.

                 The foregoing is only a summary of the Stock Agreement and the Shareholder Agreement, and is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits to this
         Schedule 13D, and are hereby incorporated by reference.

CUSIP No. 053431  10  2                13D                   Page 16 of 17 Pages



                 To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than those contained in the Agreements referenced above.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         99.1 Stock Purchase Agreement, dated as of September 16, 1998, by and between Issuer and RSTW; and

         99.2 Shareholder Agreement, dated as of September 16, 1998, by and among Issuer, RSTW and the Shareholders.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     RSTW PARTNERS III, L.P.

                                     By:   RSTW Management, L.P.,
                                           its general partner

                                           By:  Rice Mezzanine Corporation,
                                                its general partner

                                                By:  /s/ JAMES P. WILSON
                                                    ------------------------
                                                    James P. Wilson
                                                    Managing Director


                                           By:   /s/ DON K. RICE
                                                 ---------------------------
                                           Name: Don K. Rice
                                           Date: September 28, 1998


                                           By:   /s/ JEFFREY P. SANGALIS
                                                 ---------------------------
                                           Name: Jeffrey P. Sangalis
                                           Date: September 28, 1998


                                           By:   /s/ JEFFREY A. TOOLE
                                                 ---------------------------
                                           Name: Jeffrey A. Toole
                                           Date: September 28, 1998


                                           By:   /s/ JAMES P. WILSON
                                                 ---------------------------
                                           Name: James P. Wilson
                                           Date: September 28, 1998

CUSIP No. 053431  10  2                13D                   Page 17 of 17 Pages


                               ATTACHED EXHIBITS

         Exhibit 99.1     Stock Purchase Agreement, dated as of September 16, 1998, by and between Issuer and RSTW;
                          and

         Exhibit 99.2     Shareholder Agreement, dated as of September 16, 1998, by and among Issuer, RSTW and the
                          Shareholders.